UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Toshinari Kunieda

Senior Vice President-Managing Director-Global Business Department

NTT DoCoMo, Inc.

Sanno Park Tower

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NTT DoCoMo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 29,255,689
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 29,255,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,255,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on April 18, 2007, relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D (as amended) remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 2 are defined in the Schedule 13D (as amended). The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2.	Identity and Background

Paragraphs (a) – (c) and (f) of Item 2 of the Schedule 13D, as amended by Amendment No. 1 thereto, are hereby further amended by replacing Schedule A to Amendment No. 1 with Schedule A to this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

From April 17, 2007 through June 27, 2007, DoCoMo made open market purchases of Common Shares through the Philippine Stock Exchange and American Depositary Shares representing Common Shares through the New York Stock Exchange. Through these open market purchases, DoCoMo has acquired 2,022,654 shares (including 844,194 shares represented by American Depositary Shares) (the “Second Additional DoCoMo PLDT Shares”) representing approximately 1.1% of the outstanding capital stock of PLDT. All of the funds used to pay for the Second Additional DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

DoCoMo is acquiring the Second Additional DoCoMo PLDT Shares for the same purposes as those described in this Item 4 with respect to its acquisition of the DoCoMo PLDT Shares.

Upon the acquisition of the Second Additional DoCoMo PLDT Shares, DoCoMo will beneficially own, in the aggregate, approximately 15.5% of the voting power attached to the outstanding Common Shares.

Following the acquisition of the Second Additional DoCoMo PLDT Shares, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions, up to the limitation of 21% of the Common Shares issued and outstanding as described in this Item 4. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

- i -

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares and the Second Additional DoCoMo PLDT Shares), NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, DoCoMo may be deemed to have acquired beneficial ownership of the 29,255,689 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.

(b) As the registered owner, DoCoMo has the shared power to vote or dispose or to direct the vote or disposition of the 29,255,689 Common Shares beneficially owned by NTTC and DoCoMo. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by the DoCoMo.

(c) Except for the acquisition of the Additional DoCoMo PLDT Shares and Second Additional DoCoMo PLDT Shares as described in Item 3, neither DoCoMo, nor to its knowledge, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days. The following table sets forth, for the open market purchases by DoCoMo described in Item 3, the dates of such open market purchases, the numbers of Additional DoCoMo PLDT Shares or Second Additional DoCoMo PLDT Shares purchased, the prices per share (rounded to the nearest one U.S. cent or one Philippine centavo) of such purchases and the exchange through which such open market purchases were effected (the open market purchases made through the New York Stock Exchange were for American Depositary Shares of PLDT, each representing one Common Share):

Date of Purchase	Number of Shares Purchased	Price per share	Exchange
Additional DoCoMo PLDT Shares:
03/20/2007	115,000	US$47.94	New York Stock Exchange
03/21/2007	121,000	US$49.52	New York Stock Exchange
03/21/2007	45,400	PhP 2,378.93	Philippine Stock Exchange
03/23/2007	109,428	US$52.31	New York Stock Exchange
03/26/2007	110,946	US$52.28	New York Stock Exchange
03/26/2007	64,000	PhP 2,499.97	Philippine Stock Exchange
03/27/2007	109,342	US$52.60	New York Stock Exchange
03/27/2007	64,000	PhP 2,546.39	Philippine Stock Exchange
03/28/2007	109,874	US$52.01	New York Stock Exchange
03/28/2007	34,090	PhP 2,510.01	Philippine Stock Exchange
03/29/2007	109,856	US$52.84	New York Stock Exchange
03/29/2007	63,760	PhP 2,499.89	Philippine Stock Exchange
03/30/2007	111,924	US$52.91	New York Stock Exchange
03/30/2007	63,650	PhP 2,528.49	Philippine Stock Exchange
04/02/2007	42,783	US$52.88	New York Stock Exchange
04/02/2007	64,200	PhP 2,527.03	Philippine Stock Exchange
04/03/2007	2,192	US$52.75	New York Stock Exchange
04/04/2007	13,000	PhP 2,550.00	Philippine Stock Exchange
04/10/2007	19,409	US$52.97	New York Stock Exchange
04/10/2007	67,288	PhP 2,529.50	Philippine Stock Exchange
04/11/2007	110,617	US$52.27	New York Stock Exchange
04/11/2007	35,490	PhP 2,503.87	Philippine Stock Exchange
04/12/2007	114,444	US$50.93	New York Stock Exchange
04/12/2007	67,150	PhP 2,445.72	Philippine Stock Exchange
04/13/2007	13,847	US$50.43	New York Stock Exchange
04/13/2007	67,310	PhP 2,397.75	Philippine Stock Exchange
04/16/2007	116,062	US$50.91	New York Stock Exchange
Total	1,966,062

- ii -

Second Additional DoCoMo PLDT Shares:
04/17/2007	66,010	PhP 2,516.59	Philippine Stock Exchange
04/17/2007	42,825	US$51.88	New York Stock Exchange
04/18/2007	67,250	PhP 2,493.51	Philippine Stock Exchange
04/19/2007	47,720	PhP 2,497.79	Philippine Stock Exchange
04/19/2007	118,058	US$51.96	New York Stock Exchange
04/20/2007	67,960	PhP 2,503.31	Philippine Stock Exchange
04/20/2007	95,306	US$52.89	New York Stock Exchange
04/23/2007	2,810	PhP 2,543.20	Philippine Stock Exchange
04/24/2007	67,270	PhP 2,529.95	Philippine Stock Exchange
04/27/2007	55,000	PhP 2,550.00	Philippine Stock Exchange
04/30/2007	68,340	PhP 2,541.83	Philippine Stock Exchange
05/02/2007	68,550	PhP 2,545.48	Philippine Stock Exchange
05/03/2007	68,760	PhP 2,541.94	Philippine Stock Exchange
05/04/2007	39,810	PhP 2,522.26	Philippine Stock Exchange
05/07/2007	10,000	PhP 2,550.00	Philippine Stock Exchange
05/08/2007	22,210	PhP 2,550.00	Philippine Stock Exchange
05/09/2007	52,970	PhP 2,548.68	Philippine Stock Exchange
05/10/2007	7,160	PhP 2,500.00	Philippine Stock Exchange
05/11/2007	54,790	PhP 2,542.92	Philippine Stock Exchange
05/23/2007	103,703	US$54.76	New York Stock Exchange
05/24/2007	66,550	PhP 2,484.65	Philippine Stock Exchange
05/24/2007	113,550	US$53.97	New York Stock Exchange
05/25/2007	45,110	PhP 2,538.17	Philippine Stock Exchange
05/25/2007	4,596	US$54.65	Philippine Stock Exchange
05/28/2007	31,880	PhP 2,545.14	Philippine Stock Exchange
05/29/2007	61,090	PhP 2,544.77	Philippine Stock Exchange
05/30/2007	62,830	PhP 2,518.60	Philippine Stock Exchange
05/30/2007	85,620	US$54.28	New York Stock Exchange
05/31/2007	62,040	PhP 2,544.02	Philippine Stock Exchange
06/07/2007	16,770	PhP 2,542.72	Philippine Stock Exchange
06/07/2007	13,500	US$55.00	New York Stock Exchange
06/07/2007	4,190	PhP 2,547.94	Philippine Stock Exchange
06/20/2007	56,521	US$56.95	New York Stock Exchange
06/21/2007	5,000	PhP 2,600.00	Philippine Stock Exchange
06/25/2007	82,683	US$56.90	New York Stock Exchange
06/26/2007	45,915	US$56.93	New York Stock Exchange
06/27/2007	56,390	PhP 2,636.87	Philippine Stock Exchange
06/27/2007	81,917	US$56.54	New York Stock Exchange
Total	2,022,654

- iii -

The aggregate purchase price for the open market purchases through the Philippine Stock Exchange was Php 1,616,944,032 for Additional DoCoMo PLDT Shares and Php 2,986,368,762 for Second Additional DoCoMo PLDT Shares. The aggregate purchase price for the open market purchases through the New York Stock Exchange was US$67,845,725.76 for Additional DoCoMo PLDT Shares and US$46,013,439.82 for Second Additional DoCoMo PLDT Shares.

- iv -

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2007

NTT DoCoMo, Inc.

By:	/s/ Masayuki Hirata
Name:	Masayuki Hirata
Title:	Senior Executive Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

NTT DoCoMo, Inc. (“DoCoMo”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DoCoMo is set forth below. All of the persons listed below are directors of DoCoMo and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with DoCoMo. If no address is given, the director’s business address is Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. DoCoMo’s principal business is providing wireless communication services.

Directors

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Masao Nakamura	Japan	President and Chief Executive Officer

Masayuki Hirata	Japan	Senior Executive Vice President and Chief Financial Officer

Ryuji Yamada	Japan	Senior Executive Vice President

Takanori Utano	Japan	Executive Vice President and Chief Technical Officer

Kiyoyuki Tsujimura	Japan	Executive Vice President

Harunari Futatsugi	Japan	Executive Vice President

Bunya Kumagai	Japan	Executive Vice President

Masatoshi Suzuki	Japan	Executive Vice President

Noriaki Ito	Japan	Senior Vice President

Kazuto Tsubouchi	Japan	Senior Vice President

Takashi Tanaka	Japan	Senior Vice President

Toshiki Nakayama	Japan	Member of the Board

Shinichi Nakatani	Japan	Corporate Auditor

Shoichi Matsuhashi	Japan	Corporate Auditor

Haruo Imai	Japan	Corporate Auditor

Kyouichi Yoshizawa	Japan	Corporate Auditor

Takaaki Wakasugi	Japan	Corporate Auditor